UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2018
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 4, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2018. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 5, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 4, 2019

Exhibit 99.1

QIAGEN reports results for fourth quarter and full-year 2018

•	QIAGEN delivers on full-year 2018 outlook

◦	FY 2018: Achieved 6% CER net sales growth to $1.5 billion vs. ~6-7% CER outlook and adj. diluted EPS of $1.34 ($1.35 CER vs. ~$1.33-1.34 CER outlook)

◦	FY 2018: Adj. operating income margin rises to 27% of sales from 26% in 2017 and operating cash flow rises 25% to $359.5 million

◦	Q4 2018: Net sales of $403.2 million +2%, +5% CER vs. ~6-7% CER outlook; diluted EPS of $0.26; adj. EPS $0.40 ($0.41 CER vs. ~$0.39-0.40 CER outlook)

•	Delivering 2018 growth from dynamic and disruptive Sample to Insight portfolio

◦	QuantiFERON-TB delivers 21% CER full-year growth

◦	Next-generation sequencing solution sales exceed 2018 target of $140 million

◦	QIAsymphony tops full-year target of 2,300 cumulative placements

◦	>300 placements of QIAstat-Dx multiplex syndromic testing platform in Europe

◦	First European placements of NeuMoDx fully integrated PCR systems

•	QIAGEN sets 2019 outlook for further growth in net sales and adjusted EPS
Venlo, the Netherlands, February 4, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2018, meeting the goal for full-year net sales and exceeding the goal for adjusted earnings per share while driving global expansion of its Sample to Insight portfolio of molecular testing solutions.
“We are pleased with the achievements of QIAGEN in 2018, delivering a performance in line with our outlook for net sales growth and exceeding our target for adjusted earnings per share. Our teams made outstanding progress on creating what we believe is one of the most dynamic and disruptive portfolios of Sample to Insight solutions for molecular testing,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Although we exceeded our target for adjusted diluted EPS, sales for the fourth quarter were softer, due mainly to changes agreed upon during the quarter in a third-party R&D project in Applied Testing linked to the divestment of the veterinary testing assay portfolio and our decision to accelerate the reduction of low-margin, third-party instrument service contracts to ensure service capacity for several new QIAGEN instrument systems, such as QIAstat-Dx and NeuMoDx.”
“Our growth initiatives are moving ahead well, and 2018 has created a solid foundation for further growth in 2019. We are determined to deliver on growth plans, in particular for further double-digit CER expansion of our leading QuantiFERON latent TB test, which grew 21% CER and reached $223 million of sales in 2018, as well as a new sales goal for about $190 million from our portfolio of next-generation sequencing (NGS) solutions after more than $140 million in 2018. We are excited about new product launches, in particular the QIAstat-Dx multiplex syndromic testing platform, the two new NeuMoDx integrated testing platforms and QIAcube Connect as a new fully digital sample processing instrument.

We are also preparing for some exciting 2020 launches, such as our entry into digital PCR, which represents one of the fastest-growing segments of the Life Sciences market, and a new version of the QuantiFERON-TB test for use in low-resource, high burden countries. In Bioinformatics, we have strengthened our industry-leading offering with the addition of N-of-One, a leader in molecular decision support services and informatics solutions that provide access to real-world evidence from over 125,000 anonymized patient records. We continue to execute on QIAGEN’s strategy as a global leader in molecular testing and want to create even greater value from this unique and differentiated portfolio.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q4			FY
	2018	2017	Change	2018	2017	Change
Net sales	403.2	396.9	2%	1,501.8	1,417.5	6%
			(5% CER)			(6% CER)
Operating income	88.3	43.4	104%	266.6	153.4	74%
Adjusted operating income	119.4	121.7	-2%	403.3	371.5	9%
Net income (loss)	60.9	-39.7	254%	190.4	40.4	371%
Adjusted net income	93.7	100.1	-6%	311.9	295.3	6%
Diluted EPS(1)	$0.26	-$0.18		$0.82	$0.17
Adjusted diluted EPS(1)	$0.40	$0.43		$1.34	$1.27
	($0.41 CER)			($1.35 CER)

Net cash provided by operating activities(2)	110.5	76.1		359.5	286.8
Less purchases of property, plant and equipment	(37.4)	(25.5)		(109.8)	(90.1)
Free cash flow	73.1	50.6	44%	249.7	196.7	27%
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
(1) Weighted number of diluted shares (Q4 2018: 232.4 million, Q4 2017: 231.8 million) (FY 2018: 233.5 million, FY 2017: 233.0 million). Reported diluted EPS for Q4 2017 based on basic shares of 226.6 million.
(2) Net cash provided by operating activities for FY 2018 includes $30 million payment made for pre-paid royalties for Natera partnership
CER - Constant exchange rates. Tables may have rounding differences.

Net sales by product category and customer class

	Q4 2018				FY 2018
	Net sales: $403.2 million				Net sales: $1,501.8 million
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$344	+1%	+4%	85%	$1,315	+6%	+6%	88%
Instruments	$59	+3%	+5%	15%	$186	+7%	+6%	12%

Molecular Diagnostics(1)	$194	+1%	+5%	48%	$732	+7%	+8%	49%
Applied Testing	$39	-1%	+1%	10%	$137	0%	0%	9%
Pharma	$74	+3%	+5%	18%	$291	+6%	+5%	19%
Academia	$95	+4%	+6%	24%	$342	+6%	+5%	23%
(1) Includes companion diagnostic co-development revenues (Q4 2018: $19 million, +4%, +8% CER and FY 2018: $58 million, +36%, +34% CER) and U.S. HPV sales (Q4 2018: $4 million vs. Q4 2017: $8 million and FY 2018: $19 million vs. FY 2017: $28 million)
Tables may have rounding differences.

Net sales by geographic region

	Q4 2018				FY 2018
	Net sales: $403.2 million				Net sales: $1,501.8 million
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$169	-4%	-4%	42%	$693	+6%	+6%	46%
Europe / Middle East / Africa	$143	+7%	+13%	35%	$490	+6%	+6%	33%
Asia-Pacific / Japan	$91	+5%	+8%	23%	$315	+6%	+5%	21%
Tables may have rounding differences. Rest of world represented less than 1% of sales.
Full-year 2018 results
Net sales rose 6% to $1.50 billion in 2018 from $1.42 billion in 2017, and also rose 6% at constant exchange rates (CER) as currency movements had a negligible impact. Organic sales growth, which excludes business portfolio changes and acquisition contributions in both periods, was 6.7% CER.
Consumables and related revenues (+6% CER / 88% of sales) and instruments (+6% CER / 12% of sales) advanced at similar rates. Among the customer classes, Molecular Diagnostics (+8% CER / 49% of sales) grew at a double-digit CER rate excluding the decline in U.S. HPV sales, as the QuantiFERON-TB test delivered 21% CER growth and a record year in Personalized Healthcare supported by rapid annual growth in revenues from companion diagnostic co-development projects ($58 million, +34% CER). Pharma (+5% CER / 19% of sales) showed single-digit CER growth in instruments and consumables. Academia (+5% CER / 23% of sales) had solid double-digit CER growth in instrument sales, and single-digit gains in consumables. Applied Testing (0% CER / 9% of sales) was impacted by the divestment of the veterinary assays portfolio, and grew at a mid-single-digit CER underlying pace.
Operating income rose to $266.6 million in 2018 from $153.4 million in 2017. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation costs and the amortization of intangible assets acquired in business combinations - rose 9% to $403.3 million in 2018 from $371.5 million. The adjusted operating income margin rose to 27% of net sales in 2018 from 26%, and the adjusted gross margin was steady at 71% of sales.
Net income was $190.4 million in 2018, or $0.82 per diluted share (based on 233.5 million diluted shares) compared to $40.4 million, or $0.17 per share (based on 233.0 million diluted shares) in 2017. Adjusted net income was $311.9 million, or $1.34 per diluted share ($1.35 CER), compared to $295.3 million, or $1.27, in the prior year.
Fourth quarter 2018 results
Net sales grew 2% to $403.2 million in the fourth quarter of 2018 over the year-ago period, representing 5% CER growth that was reduced by about three percentage points of adverse currency movements. Organic sales growth, which excludes business portfolio changes and acquisition contributions in both periods, was 5.5% CER.
Consumables and related revenues (+4% CER / 85% of sales) maintained a solid growth pace, but were impacted by changes to a third-party R&D project in Applied Testing linked to the divestment of the veterinary testing assay portfolio, and also by volatility in revenues from companion diagnostic co-development projects ($19 million, +8% CER) in the 2018 quarter. Among the customer classes, Molecular Diagnostics (+5% CER / 48% of sales) rose at a high-single digit CER rate excluding headwinds from reduced U.S. HPV test sales and was led by ongoing double-digit CER gains for the QuantiFERON-TB test. Pharma (+5% CER / 18% of sales) had double-digit CER growth in instruments, but low-single-digit CER growth in consumables below recent quarterly trends. Academia (+6% CER / 24% of sales) saw solid double-digit CER growth in instruments, along with single-digit CER consumables growth. Applied Testing (+1% CER / 10% of sales) grew at a mid-single-digit CER pace excluding the veterinary assays divestment. Instruments (+5% CER / 15% of sales) rose 13% CER in terms of instrument product sales, but this was partially offset by a double-digit CER decline in instrument service revenues.
Operating income was $88.3 million in the fourth quarter of 2018 compared to $43.4 million in the same period of 2017. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation costs and the amortization of intangible assets acquired in business combinations - declined 2% to $119.4 million compared to $121.7 million in the year-ago period, in particular due to significant development and commercialization investments in the QIAstat-Dx system. The adjusted operating income margin was 30% of sales in the 2018 quarter compared to 31% in the same period of 2017, and the adjusted gross margin was 70% in the 2018 period compared to 71% in the 2017 quarter.
Net income was $60.9 million, or $0.26 per diluted share (based on 232.4 million diluted shares) compared to a net loss of $39.7 million, or $0.18 per share (based on 226.6 million basic shares) in the fourth quarter of 2017. Adjusted net income for the fourth quarter of 2018 was $93.7 million, or $0.40 per diluted share ($0.41 CER), compared to $100.1 million, or $0.43, in the year-ago period.
Balance sheet and cash flows
At December 31, 2018, cash and cash equivalents increased to $1.16 billion from $657.7 million at December 31, 2017. Net cash provided by operating activities was $359.5 million in 2018 compared to $286.8 million in 2017, reflecting the improved business performance while also absorbing $30.0 million of prepaid royalties to Natera in 2018 for a partnership to develop genetic assays for the GeneReader NGS System. Free cash flow was $249.7 million, up 27% from $196.7 million in 2017, absorbing an increase in purchases of Property, Plant and Equipment to $109.8 million in 2018 (7% of sales) from $90.1 (6% of sales) million in 2017. Net cash used in investing activities was $211.4 million in 2018 compared to $464.3 million in 2017. Net cash provided by financing activities was $360.4 million in 2018 including $494.9 million from debt issuances during 2018 partially offset by $104.7 million for the share repurchase program. This compared to $387.2 million of net cash provided by financing activities in 2017, which included $724.3 million from debt issuances in 2017 that was partially offset by $304.9 million of payments for the capital repayment to shareholders and share repurchase programs.
“QIAGEN has created a track record of delivering solid sales growth while improving profitability. We exceeded our upgraded target for adjusted EPS on a full-year basis, and this was the result of focusing on the solid business expansion and creating operational efficiencies,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are making significant investments, especially in the launch of QIAstat-Dx as well in our entry into digital PCR, the creation of new platforms for the QuantiFERON-TB test and initiatives to strengthen our bioinformatics offering. QIAGEN has a very healthy financial position, and we plan to continue making targeted investments in our portfolio while also improving returns to shareholders through share repurchase commitments.”
Dynamic and disruptive Sample to Insight portfolio
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB, the gold-standard blood test for latent tuberculosis (TB) infection, had 21% CER growth momentum in 2018 on the strength of guideline expansions for TB control and new automation options to enhance the efficiency of screening with QuantiFERON-TB Gold Plus (QFT-Plus). QIAGEN and DiaSorin launched the CE-marked read-out kit for use on DiaSorin’s LIAISON platforms in late 2018, enhancing the appeal of QFT-Plus with a new automation offering. Availability of QFT-Plus read-out kits for use on LIAISON platforms is expected in 2019 in the U.S. and in 2020 in China. QIAGEN also recently announced plans to develop QuantiFERON-TB Access in a technology partnership with Ellume to make digital TB detection accessible to low-resource regions with high disease burden. QIAGEN continues to expect over $300 million of QFT-Plus sales in 2020.

•	Automation solutions are enlarging QIAGEN’s reach by addressing large market segments in Molecular Diagnostics with dedicated platforms tailored to specific laboratory needs.

◦
The QIAsymphony family of modular PCR instruments surpassed the goal for 2,300 cumulative placements by the end of 2018, along with solid single-digit CER growth in consumables. A new target has been set for over 2,500 cumulative placements by the end of 2019.

◦
More than 300 placements of QIAstat-Dx were made in 2018, as the system for syndromic testing gained rapid acceptance after the mid-2018 launch in Europe with CE-IVD marked panels for respiratory and gastrointestinal conditions. A submission for U.S. regulatory clearance was made in December 2018 with a panel for respiratory conditions, and launch is planned for 2019. QIAGEN is developing a CE-IVD marked panel for meningitis with an expected launch in 2019, and a deep pipeline of additional panels is in development.

◦
European distribution of the two new NeuMoDx fully integrated real-time PCR systems began in late 2018. First instruments have been placed with laboratories amid very positive feedback on the streamlined process, expansion plans for the test menu and ability to provide faster insights than with other platforms. QIAGEN has the right to acquire the system’s developer, NeuMoDx Molecular, Inc., between mid-2019 and mid-2020 at a predefined purchase price.

•
In next-generation sequencing, QIAGEN exceeded its 2018 target of $140 million in NGS sales and has set a goal for 2019 of $190 million. Broadening its portfolio of universal NGS solutions and footprint in immuno-oncology (I-O), QIAGEN launched the QIAseq TMB Panel in 2018 with proprietary Digital NGS technology that has potential to predict responses to immuno-oncology drugs. Another 2018 highlight was the launch of the QIAseq FastSelect RNA Removal Kit that enables faster, simpler library preparation for RNA sequencing. The GeneReader NGS System is benefiting from new placements and growing sales of consumables. QIAGEN launched new gene panels in 2018 for breast cancers, myeloid malignancies and a range of common tumors, as well as numerous custom NGS panels.

•
Precision Medicine (previously: Personalized Healthcare) continued its growth in 2018 through an expanding menu of companion diagnostics and partnerships with more than 25 pharmaceutical and biotech companies. QIAGEN deepened its partnerships in 2018 to support immuno-oncology as an emerging approach to cancer therapy and extended QIAGEN Clinical Insight (QCI) to add I-

O content. Among the new tests introduced in 2018 were precision diagnostics for EGFR variants in lung cancer, JAK2 in myeloproliferative neoplasms and PITX2 in high-risk breast cancer. In Bioinformatics, QIAGEN acquired N-of-One, Inc. in January 2019 to integrate real-world evidence from more than 125,000 anonymized patient data files and further expand QCI. Additionally, the QCI (QIAGEN Clinical Insights) offering, which includes capabilities for interpretation of hereditary diseases, was recently chosen by the National Health Service (NHS) and Genomics England to support the United Kingdom’s program to sequence, analyze and interpret five million genomes over the next five years.

•
In January 2019, QIAGEN announced the late-stage development of novel systems to perform digital PCR, one of the fastest-growing molecular testing applications in the Life Sciences. This series of disruptive, fully integrated systems is planned for launch in 2020 and includes technologies that QIAGEN has recently acquired from Formulatrix, Inc.

•
In January 2019, QIAcube Connect was launched as the next generation of the widely placed QIAcube instrument for sample processing. It builds on over 8,000 first-generation placements and offers a new level of digitization and ease of use to process samples with thousands of protocols while assuring full standardization and freeing researchers from repetitive manual processing.

Update on share repurchase program
As part of a commitment to return $200 million to shareholders that was announced in January 2018, a total of 3.4 million shares have been repurchased through January 2019 on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 31.37 per share for EUR 108.0 million (approximately $124 million at current exchange rates). Further information is available on the QIAGEN website.
Change in the Executive Committee
Dr. Barthold Piening joined QIAGEN as of December 1, 2018, as the new Senior Vice President, Head of Global Operations and member of the Executive Committee. Dr. Piening brings to QIAGEN more than 30 years of experience in strategy and operations in the pharmaceutical, life science and medical device industries through assignments at STADA AG, ALTANA Pharma, Nycomed and Takeda.
Outlook
QIAGEN announced its outlook for 2019 to achieve further growth in net sales and adjusted diluted EPS. Net sales are expected to grow about 7-8% CER based on solid expansion of the portfolio, supported by about $30 million of contributions from QIAstat-Dx (acquired in April 2018). QIAGEN also expects adjusted diluted EPS of about $1.45-1.47 CER per share for full-year 2019 based on improvements in operating and financial leverage. This outlook for adjusted diluted EPS also takes into account investments to support the portfolio, in particular $0.03 CER of dilution for the digital PCR platforms developed with technology acquired in early 2019 from Formulatrix, Inc. and planned to be launched in 2020.
Based on exchange rates as of January 31, 2019, currency movements against the U.S. dollar are expected to have an adverse impact on results of about one percentage point on full-year 2019 net sales, and about $0.01 on adjusted diluted EPS. These expectations do not take into account any future acquisitions.

For the first quarter of 2019, net sales are expected to grow about 5-6% CER. Adjusted diluted EPS is expected to be about $0.26-0.27 CER. Based on exchange rates as of January 31, 2019, currency movements against the U.S. dollar are expected to have an adverse impact of about four percentage points on net sales in the first quarter of 2019, and about $0.01 per share on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Tuesday February 5, 2019, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (primarily forensics), Pharma (pharma and biotech companies) and Academia (life sciences research). As of December 31, 2018, QIAGEN employed approximately 5,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
John.gilardi@qiagen.com

Dr. Sarah Fakih
Director Investor Relations
+49 2103 29 11457
Sarah.fakih@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
Thomas.theuringer@qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2018	2017
Net sales	1,501,848	1,417,536
Cost of sales	500,888	494,975
Gross profit	1,000,960	922,561
Operating expenses:
Research and development	161,852	154,084
Sales and marketing	392,281	375,562
General and administrative, restructuring, integration and other, net	141,214	200,098
Acquisition-related intangible amortization	39,032	39,398
Total operating expenses	734,379	769,142
Income from operations	266,581	153,419
Other income (expense):
Interest income	20,851	10,645
Interest expense	(67,293)	(49,685)
Other income (expense), net	5,598	(4)
Total other expense	(40,844)	(39,044)
Income before income taxes	225,737	114,375
Income taxes	35,357	73,981
Net income	190,380	40,394

Diluted net income per common share	$0.82	$0.17
Diluted net income per common share (adjusted)	$1.34	$1.27

Diluted shares used in computing diluted net income per common share	233,456	233,009

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2018	2017
Net sales	403,173	396,863
Cost of sales	138,419	135,584
Gross profit	264,754	261,279
Operating expenses:
Research and development	40,667	40,944
Sales and marketing	97,876	92,227
General and administrative, restructuring, integration and other, net	28,502	74,714
Acquisition-related intangible amortization	9,436	10,022
Total operating expenses	176,481	217,907
Income from operations	88,273	43,372
Other income (expense):
Interest income	5,764	4,347
Interest expense	(20,183)	(16,942)
Other (expense) income, net	(5,421)	3,071
Total other expense	(19,840)	(9,524)
Income before income taxes	68,433	33,848
Income taxes	7,483	73,541
Net income	60,950	(39,693)

Diluted net income per common share(1)	$0.26	$(0.18)
Diluted net income per common share (adjusted)(1)	$0.40	$0.43

Diluted shares used in computing diluted net income per common share	232,357	231,751

(1) Reported diluted net loss per common share based on basic shares for Q4 2017 of 226.6 M. Adjusted diluted EPS calculated using 231.8 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended December 31, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	403.2	264.8	88.3	68.4	(7.5)	11%	60.9	$0.26
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	3.4	8.6	8.6	(2.4)		6.3	0.03
Purchased intangibles amortization	—	13.1	22.5	22.5	(5.8)		16.7	0.07
Non-cash interest expense charges	—	—	—	10.7	—		10.7	0.05
Other special income and expense items	—	—	—	4.1	(5.0)		(0.9)	0.00
Total adjustments	—	16.5	31.1	46.0	(13.2)		32.8	0.15
Adjusted results	403.2	281.3	119.4	114.4	(20.7)	18%	93.7	$0.40

* Using 232.4 M diluted shares.

Three months ended December 31, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	396.9	261.3	43.4	33.8	(73.5)	NM	(39.7)	$(0.18)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.3	4.5	53.9	53.9	(18.4)		35.5	0.15
Thereof efficiency program	—	0.1	0.6	0.6	(0.2)		0.4	0.00
Purchased intangibles amortization	—	14.4	24.5	24.5	(8.0)		16.5	0.07
Non-cash interest expense charges	—	—	—	8.2	—		8.2	0.04
Other special income and expense items	—	—	—	(0.2)	79.8		79.6	0.34
Total adjustments	0.3	18.9	78.3	86.4	53.4		139.8	0.61
Adjusted results	397.1	280.2	121.7	120.2	(20.1)	17%	100.1	$0.43

* Reported Diluted EPS does not consider dilutive shares in the three months ended December 31, 2017 as those shares would be antidilutive. Basic shares for Q4 2017 were 226.6 M. Adjusted Diluted EPS was calculated using 231.8 M diluted shares.
NM - Not meaningful

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Twelve months ended December 31, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,501.8	1,001.0	266.6	225.7	(35.4)	16%	190.4	$0.82
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	4.3	41.0	41.0	(11.0)		29.9	0.13
Purchased intangibles amortization	—	56.7	95.8	95.8	(24.8)		71.0	0.30
Non-cash interest expense charges	—	—	—	35.6	—		35.6	0.15
Other special income and expense items	—	—	—	(12.6)	(2.4)		(15.0)	(0.06)
Total adjustments	0.1	61.0	136.7	159.8	(38.2)		121.5	0.52
Adjusted results	1,501.9	1,062.0	403.3	385.5	(73.6)	19%	311.9	$1.34

* Using 233.5 M diluted shares.

Twelve months ended December 31, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,417.5	922.6	153.4	114.4	(74.0)	NM	40.4	$0.17
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	1.9	7.9	105.9	105.9	(31.9)		73.9	0.32
Thereof efficiency program	—	1.4	19.8	19.8	(6.0)		13.8	0.06
Purchased intangible amortization	—	72.7	112.1	112.1	(37.4)		74.7	0.32
Non-cash interest expense charges	—	—	—	24.0	—		24.0	0.10
Other special income and expense items	—	—	—	2.0	80.2		82.2	0.35
Total adjustments	1.9	80.6	218.1	244.0	10.9		254.9	1.10
Adjusted results	1,419.4	1,003.2	371.5	358.4	(63.1)	18%	295.3	$1.27

* Using 233.0 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2018	December 31, 2017
Assets	(unaudited)
Current assets:
Cash and cash equivalents	1,159,079	657,714
Short-term investments	234,606	359,198
Accounts receivable, net	351,612	329,138
Income taxes receivable	34,936	39,509
Inventories, net	162,912	155,927
Derivative assets	102,754	7,480
Prepaid expenses and other current assets	109,161	99,007
Total current assets	2,155,060	1,647,973
Long-term assets:
Property, plant and equipment, net	511,659	494,321
Goodwill	2,108,536	2,012,904
Intangible assets, net	475,043	499,318
Deferred income taxes	42,896	39,353
Derivative assets	295,364	224,398
Other long-term assets	159,774	120,249
Total long-term assets	3,593,272	3,390,543
Total assets	5,748,332	5,038,516
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	503,116	—
Accounts payable	69,415	59,205
Derivative liabilities	106,594	2,424
Accrued and other current liabilities	263,017	241,690
Income taxes payable	30,047	21,473
Total current liabilities	972,189	324,792
Long-term liabilities:
Long-term debt, net of current portion	1,671,090	1,758,258
Deferred income taxes	63,411	76,727
Derivative liabilities	317,393	253,389
Other long-term liabilities	89,279	84,354
Total long-term liabilities	2,141,173	2,172,728
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,742,191	1,630,095
Retained earnings	1,379,624	1,247,945
Accumulated other comprehensive loss	(310,644)	(220,759)
Less treasury stock, at cost — 5,320 and 4,272 shares in 2018 and 2017, respectively	(178,903)	(118,987)
Total equity	2,634,970	2,540,996
Total liabilities and equity	5,748,332	5,038,516

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Twelve months ended December 31,
(In $ thousands)	2018	2017
Cash flows from operating activities:
Net income	190,380	40,394
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	206,436	216,448
Non-cash impairments	17,020	5,137
Amortization of debt discount and issuance costs	35,537	24,773
Share-based compensation expense	40,113	34,442
Deferred income taxes	(23,272)	60,176
(Gain) loss on marketable securities	(2,725)	1,055
Reversals of contingent consideration	—	(3,269)
Other items, net including fair value changes in derivatives	(8,834)	(4,521)
Net changes in operating assets and liabilities:
Accounts receivable	(41,813)	(34,165)
Inventories	(36,918)	(21,633)
Prepaid expenses and other current assets	(9,942)	(5,245)
Other long-term assets	(30,312)	(16,786)
Accounts payable	6,993	4,321
Accrued and other current liabilities	(13,317)	2,828
Income taxes	14,239	(41,266)
Other long-term liabilities	15,911	24,090
Net cash provided by operating activities	359,496	286,779
Cash flows from investing activities:
Purchases of property, plant and equipment	(109,773)	(90,081)
Proceeds from sale of equipment	—	42
Purchases of intangible assets	(40,990)	(34,324)
Purchases of investments, net	(9,398)	(4,777)
Cash paid for acquisitions, net of cash acquired	(172,832)	(50,549)
Purchases of short-term investments	(568,002)	(450,564)
Proceeds from redemptions of short-term investments	691,765	189,006
Cash paid for collateral asset	(3,461)	(20,707)
Other investing activities	1,335	(2,310)
Net cash used in investing activities	(211,356)	(464,264)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	—	329,875
Proceeds from issuance of cash convertible notes, net of issuance costs	494,879	394,391
Purchase of call option related to cash convertible notes	(97,277)	(73,646)
Proceeds from issuance of warrants, net of issuance costs	72,406	45,396
Capital repayment	—	(243,945)
Principal payments on capital leases	(1,308)	(1,402)
Proceeds from issuance of common shares	4,412	6,075
Purchase of treasury shares	(104,685)	(60,970)
Other financing activities	(8,019)	(8,587)
Net cash provided by financing activities	360,408	387,187
Effect of exchange rate changes on cash and cash equivalents	(7,183)	8,832
Net increase in cash and cash equivalents	501,365	218,534
Cash and cash equivalents, beginning of period	657,714	439,180
Cash and cash equivalents, end of period	1,159,079	657,714

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	359,496	286,779
Purchases of property, plant and equipment	(109,773)	(90,081)
Free Cash Flow	249,723	196,698
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.